SUB-ITEM 77D - All 5 ASGI Mesirow Funds

ASGI Mesirow Insight Fund I, LLC, ASGI Mesirow Insight TEI Fund I, LLC, ASGI Mesirow Insight Fund A, LLC, ASGI Mesirow Insight TEI Fund A and ASGI Mesirow Insight Fund, LLC (collectively, the "Funds") changed their investment objective to more accurately reflect the management of the Funds' portfolios by Alternative Strategies Group, Inc. ("ASGI") and Mesirow Advanced Strategies, Inc. ("Mesirow"). Specifically, the new investment objective of the Funds is to provide Members with attractive risk-adjusted returns with moderate volatility and moderate correlation to the broad equity and debt markets.

The Funds seek to achieve their investment objective by investing in funds (collectively, "Portfolio Funds") representing a wide range of strategies under the management of third-party alternative asset managers (collectively, "Portfolio Managers") which utilize a broad array of investment techniques. Mesirow will select such Portfolio Funds in consultation with the Fund's investment adviser, ASGI. The Portfolio Funds may provide exposure to equity and debt markets, among other exposures. Mesirow provides ASGI with Mesirow's recommended Portfolio Funds and allocations to such Portfolio Funds. It is expected that the Portfolio Funds will not be registered under the Investment Company Act of 1940, as amended. ASGI and Mesirow anticipate that the Funds will have exposure principally to the strategies listed below although the Funds may be exposed to other strategies not listed. There is some overlap among the strategies and there are no material limitations on the instruments, markets, or countries in which the Funds may invest (subject to the Funds' fundamental investment policies).


Relative Value Strategies


Event Strategies


Hedged Equity Strategies


Credit Strategies


Short-Selling Strategies


Macro and Commodity Strategies


Multi-Strategy